EXHIBIT 2
                                                                       ---------


For Immediate Release                              14 April 2005




                          WPP Group plc ("the Company")




On 14 April 2005 WPP was notified by Barclays PLC, pursuant to sections 198-202 of the Companies Act 1985, that it had increased its notifiable interest to 3.01% of WPP's issued share capital.




ENDS